82-1209

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

GGL DIAMOND CORP.

RECEIVED
2007 JUN 12 A 8:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07024381

PRESS RELEASE - *May 31, 2007*

GGL moves ahead with exploration and strategic plans for recently discovered prospective nickel belt

Vancouver, British Columbia, May 30, 2007 - The Company (GGL Diamond Corp., TSXV: GGL) ("GGL") is pleased to report that it is proceeding with exploration plans related to its recently announced discovery of nickel mineralization in the Northwest Territories *(See news release GGL Diamond, April 4, 2007* at http://www.ggldiamond.com/press-release.cfm).

Ray Hrkac, President and CEO of GGL Diamond, reports that the Company is also proceeding with financing activities related to the recent discovery as well as work on its diamond exploration program.

The Company is aggressively proceeding with plans to explore the prospective nickel belt; its exploration team will be mobilized to Yellowknife in early June to begin field work shortly thereafter. The exploration program will include sampling of iron-stained (gossanous) bedrock exposures and orientation surveys in preparation for a drill program.

As outlined in the earlier news release, a number of factors suggest that this discovery may possibly be the first new nickel area discovered in Canada since Voisey's Bay in 1994. The Company has worked to confirm its initial geological assessment of the significance of this discovery and has staked additional claims to cover the most prospective portions of the belt. This staking has now been completed and the Company's claims now cover an area about 80 km in length and up to 20 km in width.

The discovery lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada. This project reported the Winter Lake area as having the potential for hosting magmatic nickel mineralization. An outcome of this project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office, and published in 2005. It describes the geological and structural setting of the belt of rocks hosting the nickel mineralization and allows for the comparison with similar geological terranes hosting nickel deposits worldwide. The mapping of the Winter Lake belt included in Stubley's compilation was carried out between 1992 and 1994 by Blair Hrabi et al. and was published in December 1999. It is important to note and to support these mapping programs throughout Canada, inasmuch as they provide valuable contributions to the knowledge and economic wealth of our country.

SUPPL

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As noted previously, the current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area, one of the first discovered in Canada since Voisey's Bay. Current evidence confirms that additional exploratory work is warranted. The Company believes it has a prospective area for nickel mineralization and will be implementing a plan of exploration to test these targets.

The Company also intends to advance its excellent opportunities to find a diamond deposit. Increasing shareholder value with the new commodities may create the synergy needed to successfully complete all our projects.

The Qualified Persons for the Company are, Torrie Chartier, MSc., MBA, P.Geol., Consulting Geologist, and N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

About GGL

GGL is a junior exploration company. Since 1992, its primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories, Canada. At present, GGL has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Keir Reynolds, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

82-1209

GGL DIAMOND CORP.

PRESS RELEASE – *June 1, 2007*

Roman Friedrich & Co. to provide strategic and capital financing counsel to GGL

Vancouver, British Columbia, June 1, 2007 - Ray Hrkac, President and CEO of **GGL Diamond Corp., TSXV: GGL** ("GGL") is pleased to report that the Company has contracted Roman Friedrich & Company Ltd. ("RFC") to act as a financial advisor to assist in the identification of strategic options and the raising of equity capital and project financing.

RFC principal Roman Friedrich, a highly regarded investment banker with expertise in the mining and metals industries, is providing advice to the Company regarding all strategic options available to it.

The Company has three distinctly different and worthy mineral exploration projects – a recently staked area prospective for nickel, diamond properties in the Northwest Territories, and long-standing gold and copper prospect area at McConnell Creek, in British Columbia. As the market value of GGL does not currently reflect the potential inherent in these properties, the Company is exploring various strategic options in order to best serve shareholder interests and increase shareholder value. RFC will provide its expertise in that effort.

Meanwhile, the Company is proceeding with immediate plans to explore both the prospective nickel belt and its diamond properties; its exploration team will be mobilized to Yellowknife in early June to begin fieldwork shortly thereafter. *(See News Release GGL Diamond, May 31, 2007* at http://www.ggldiamond.com/press-release.cfm).

About GGL

GGL is a junior exploration company based in Vancouver. In terms of its nickel prospects, the Company recently completed staking an area about 80 km in length and up to 20 km in width in the Winter Lake area of the Northwest Territories, Canada. Since 1992 and until recently, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories. In terms of diamond exploration, GGL today holds a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres. GGL also has a 100% interest in the McConnell Creek gold and porphyry copper property within the highly mineralized Quesnel Trough in north-central British Columbia and located 15km south of the Kemess South gold-copper mine.

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#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Keir Reynolds, Ascenta Capital Partners Inc., Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

END